Exhibit 3.1

1st AMENDMENT TO THE BYLAWS
OF
CHARTER COMMUNICATIONS, INC.

The Bylaws of the Charter Communications, Inc. (the “Corporation”), are amended by adding a new Section 3.11 as follows effective July 24, 2018:

“SECTION 3.11. Director Emeritus Positions. The Board may, from time to time in its discretion, by majority vote, designate one or more of its former directors a Director Emeritus or, in the case of a former Chairman of the Board, one Chairman Emeritus. Each such designation shall be for a one-year term or until such Director Emeritus’ or Chairman Emeritus’ earlier death, resignation, retirement or removal (for any reason or no reason by a majority of the Board). Each Director Emeritus and Chairman Emeritus may be re-appointed for one or more additional one-year terms. Directors Emeritus and the Chairman Emeritus may provide advisory services to the Board and its committees as requested from time to time by the Board. Directors Emeritus and the Chairman Emeritus may attend Board meetings as and when invited by the Board and attend meetings of any committee of the Board as and when invited by the committee, but they shall not be entitled to notice of any such meetings or to vote or be counted for quorum purposes at any such meetings. If present, Directors Emeritus and the Chairman Emeritus may participate in the discussions occurring at such meetings. Any person holding the position of Director Emeritus or Chairman Emeritus shall not be considered a director or officer for any purpose, including the corporation’s Certificate of Incorporation and Bylaws, applicable federal securities laws and the General Corporation Law of the State of Delaware, as it may be amended (the “DGCL”), and a Director Emeritus or Chairman Emeritus shall have no power or authority to manage the affairs of the Corporation. Directors Emeritus and the Chairman Emeritus shall not have any of the responsibilities or liabilities of a director or officer of the Corporation under the DGCL, nor any of a director’s or officer’s rights, powers or privileges in their capacities as Directors Emeritus or Chairman Emeritus. Reference in these Bylaws to “directors” or “officers” shall not mean or include Directors Emeritus or the Chairman Emeritus. Directors Emeritus and the Chairman Emeritus will be entitled to receive fees for such service in such form and amount as approved by the Board, and shall be reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the Board and its committees. Directors Emeritus and the Chairman Emeritus shall remain subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, and shall remain subject to all of the Corporation’s policies applicable to directors.”